82-3733

TATA

SUPPL

March 8,2002
BJ/SH-L2/494

The Stock Exchange
Corporate Relationship Department
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001

Kind attn : Mr. Sanjay Golecha
DGM- Corporate Relationship Dept.

Dear Sirs,

Record Date for payment of Interim Dividend

Further to our letter of date, we would like to inform you that the Board of Directors have revoked the interim dividend of Rs.5/- per Equity Share for the financial year 2001-02 declared by the Board at its meeting held on 4th March 2002.

The Record Date of 23rd March 2002 fixed for the purpose of payment of the said interim dividend has also been cancelled.

A detailed communication on the subject is enclosed.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

3/14

TATA

March 8, 2002

Interim Dividend

The Board of Directors at its meeting held on 4th March, 2002 had declared an interim dividend of Rs.5/- per equity share for the financial year 2001-02. The Company had fixed 23rd March, 2002 as the Record Date for the purpose of payment of interim dividend, with the consent of the Stock Exchange and such date was formally intimated to the members by the Stock Exchange.

Subsequently, the Securities and Exchange Board of India (SEBI) has on 5th March, 2002, advised the stock exchanges that no relaxation in the prescribed notice period of 30 days or 42 days, as applicable, under Clause 16 of the Listing Agreement should be permitted.

In view thereof, despite its earlier consent to the Record Date, the Stock Exchange, Mumbai has now informed the Company vide letter dated 6th March, 2002 that the notice period given by the Company for fixing the Record Date for payment of interim dividend is falling short of the aforesaid notice period and such short notice is treated as non-compliance with Clause 16 of the Listing Agreement.

In view of this direction from the Stock Exchange, if the Company has to revise the Record Date to comply with the Listing requirement of 30 days' notice period, it will not be possible for the Company to pay interim dividend within the prescribed period of 30 days from the date of declaration of interim dividend as required under the provisions of the Companies Act, 1956.

In view of these changed circumstances and based on legal advice, the Company has revoked the interim dividend declared at the Board Meeting held on 4th March, 2002. However, in the overall interest of the shareholders, it is proposed to fix at an appropriate time, a fresh Record Date in accordance with the provisions of the Listing Agreement and thereafter convene a Board Meeting to once again consider declaration of interim dividend.

For The Tata Power Co. Ltd.

COMPANY SECRETARY